Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 42 to Registration Statement No. 033-54837 on Form N-1A of our reports dated February 15, 2011, relating to the financial statements and financial highlights of VIP Growth & Income Portfolio, VIP Dynamic Capital Appreciation Portfolio, VIP Growth Strategies Portfolio, VIP Balanced Portfolio, VIP Value Strategies Portfolio, and VIP Growth Opportunities Portfolio, each a series of Variable Insurance Products Fund III, appearing in the Annual Report on Form N-CSR of Variable Insurance Products Fund III for the year ended December 31, 2010, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firms" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 14, 2011